Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE—INTERIM RESULTS FOR THE PERIOD ENDED JUNE 30, 2017

Highlights

For the three months ended June 30, 2017, KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

•	Generated highest ever quarterly total revenues of $54.4 million, operating income of $26.1 million and net income of $16.9 million.

•	Generated highest ever quarterly Adjusted EBITDA of $43.5 million.[1]

•	Generated highest ever quarterly distributable cash flow of $23.4 million.[1]

•	Reported highest ever distribution coverage ratio of 1.43.[2]

•	Achieved strong performance with 100% utilization of the fleet.[3]

Other events:

•	On May 26, 2017, the Partnership refinanced the credit facility secured by the Hilda Knutsen.

•	On June 1, 2017, the Partnership completed the acquisition from Knutsen NYK Offshore Tankers AS (“Knutsen NYK”) of the entity that owns the Vigdis Knutsen.

•	On June 30, 2017, the Partnership issued and sold in a private placement 1,666,667 additional Series A Preferred Units at a price of $24.00 per unit. After deducting estimated fees and expenses, the net proceeds of the sale were approximately $38.8 million.

•	On July 14, 2017, Shell exercised its option to extend the time charter of the vessel Windsor Knutsen by one additional year until October 2018.

•	On July 18, 2017, the Partnership declared a quarterly cash distribution of $0.52 per common unit with respect to the quarter ended June 30, 2017, to be paid on August 15, 2017 to all unitholders of record as of the close of business on August 2, 2017. On July 18, 2017, the Partnership also declared a cash distribution payable to Series A Preferred Unitholders with respect to the quarter ended June 30, 2017 in an aggregate amount equal to $1.0 million to be paid on August 15, 2017.

•	On August 9, 2017, the Partnership entered into an agreement for a new $25 million unsecured revolving credit facility.

•	On August 9, 2017, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, entered into a share purchase agreement with Knutsen NYK to acquire KNOT Shuttle Tankers 26 AS (“KNOT 26”), the company that owns the shuttle tanker, Lena Knutsen, from Knutsen NYK (the “Lena Acquisition”). The Partnership expects the Lena Acquisition to close by September 30, 2017, subject to customary closing conditions.

Financial Results Overview

Total revenues were $54.4 million for the three months ended June 30, 2017 (the “second quarter”) compared to $45.0 million for the three months ended March 31, 2017 (the “first quarter”). The second quarter revenues were positively affected by (i) earnings from the time charters for the Tordis Knutsen and the Vigdis Knutsen being included in the results of operations from March 1, 2017 and June 1, 2017, respectively, (ii) a full quarter of earnings from the Windsor Knutsen, which incurred 54.1 days of off-hire during the first quarter in connection with its scheduled drydocking and (iii) a full quarter of earnings from the Raquel Knutsen, which incurred a 14-day deductible for offhire in the first quarter.

Vessel operating expenses for the second quarter of 2017 were $9.4 million, a decrease of $0.9 million from $10.3 million in the first quarter of 2017. The decrease was mainly due to receipt of insurance proceeds in the second quarter related to the technical default with the Raquel Knutsen’s controllable pitch propeller in the first quarter and bunkers consumption in connection with the drydocking of the Windsor Knutsen that was charged in the first quarter. This was partially offset by higher operating expenses due to the Tordis Knutsen and the Vigdis Knutsen being included in the results of operations from March 1, 2017 and June 1, 2017, respectively.

General and administrative expenses of $1.5 million in the second quarter were unchanged from the first quarter.

As a result, operating income for the second quarter of 2017 was $26.1 million compared to $17.5 million in the first quarter of 2017.

[1]	EBITDA, Adjusted EBITDA and distributable cash flow are non-GAAP financial measures used by management and external users of the Partnership’s financial statements. Please see Appendix A for definitions of EBITDA, Adjusted EBITDA and distributable cash flow and a reconciliation to net income, the most directly comparable GAAP financial measure.
[2]	Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.
[3]	Reflects 45 days of offhire for the Raquel Knutsen in the three months ended June 30, 2017 which was reimbursed by the Partnership’s loss of hire insurance.

Interest expense for the second quarter of 2017 was $7.3 million, compared to $6.2 million for the first quarter of 2017. The increase was mainly due to the additional debt incurred in connection with the acquisitions of the Tordis Knutsen and the Vigdis Knutsen.

Realized and unrealized loss on derivative instruments was $1.5 million in the second quarter of 2017, compared to a gain of $0.5 million in the first quarter of 2017. The unrealized non-cash element of the mark-to-market loss was $0.5 million for the three months ended June 30, 2017 compared to a gain of $1.3 million for the three months ended March 31, 2017. Of the unrealized loss for the second quarter of 2017, $1.3 million related to mark-to-market losses on interest rate swaps due to a decrease in swap rate during the quarter, and an unrealized gain of $0.8 million related to foreign exchange contracts due to the strength of the Norwegian Kroner (NOK) against the U.S Dollar. Of the unrealized gain for the first quarter of 2017, $1.1 million related to mark-to-market gains on interest rate swaps due to an increase in swap rate during the quarter, and an unrealized gain of $0.2 million related to foreign exchange contracts due to a slightly stronger U.S. Dollar against the NOK.

As a result, net income for the second quarter of 2017 was $16.9 million compared to $11.4 million for the first quarter of 2017.

Net income for the second quarter of 2017 increased by $5.3 million from net income of $11.6 million for the three months ended June 30, 2016. The operating income for the second quarter of 2017 increased by $5.9 million compared to the second quarter of 2016, mainly due to increased earnings from the Raquel Knutsen, the Tordis Knutsen and the Vigdis Knutsen being included in the Partnership’s results of operations from December 1, 2016, March 1, 2017 and June 1, 2017, respectively. Total finance expense for the three months ended June 30, 2017 increased by $0.6 million compared to the second quarter of 2016, mainly due to additional debt due to the acquisitions of the Raquel Knutsen, the Tordis Knutsen and the Vigdis Knutsen and higher LIBOR margin. This was partially offset by changes in unrealized gain and loss on derivative instruments.

Distributable cash flow was $23.4 million for the second quarter of 2017, compared to $15.6 million for the first quarter of 2017. The increase in distributable cash flow is mainly due to full operational performance of the fleet in the second quarter, including a full quarter of earnings from the Tordis Knutsen and one month of earnings from the Vigdis Knutsen, compared to 54.1 days of scheduled offhire for the drydocking of the Windsor Knutsen and 14 days of deductible offhire for the Raquel Knutsen in the first quarter of 2017. The distribution declared for the second quarter of 2017 was $0.52 per common unit, equivalent to an annualized distribution of $2.08.

Operational review

All thirteen of the Partnership’s vessels operated well throughout the second quarter of 2017 with 100% utilization of the fleet, which reflects 45 days of offhire for the Raquel Knutsen which was reimbursed by the Partnership’s loss of hire insurance.

On July 14, 2017, Shell exercised its option to extend the time charter of the Windsor Knutsen by one additional year until October 2018. Following the exercise of the option, Shell has five remaining one-year options to extend the time charter.

Financing and Liquidity

On May 26, 2017, the Partnership’s subsidiary, KNOT Shuttle Tankers 14 AS, which owns the Hilda Knutsen, entered into an agreement for a new $100 million senior secured term loan facility with Mitsubishi UFJ Lease & Finance (Hong Kong) Limited (the “New Hilda Facility”). The New Hilda Facility replaced the existing $75.6 million loan facility secured by the Hilda Knutsen, which was due to be paid in full in August 2018. The New Hilda Facility will be repayable in twenty-eight (28) consecutive quarterly installments with a balloon payment of $58.5 million due at maturity. The New Hilda Facility bears interest at a rate per annum equal to LIBOR plus a margin of 2.2%. The facility matures in 2024.

On August 9, 2017, the Partnership entered into an agreement with NTT Finance Corporation for an unsecured revolving credit facility of $25 million. The facility will mature in August 2019, bear interest at LIBOR plus a margin of 1.8% and have a commitment fee of 0.5% on the undrawn portion of the facility. Closing of the facility is expected to occur by the end of the August 2017.

As of June 30, 2017, the Partnership had $69.5 million in available liquidity which consisted of cash and cash equivalents of $64.5 million and $5.0 million of capacity under its $35.0 million revolving credit facility. The revolving credit facility is available until June 10, 2019. The Partnership’s total interest-bearing debt outstanding as of June 30, 2017 was $912.0 million ($905.9 million net of debt issuance cost). The average margin paid on the Partnership’s outstanding debt during the quarter ended June 30, 2017 was approximately 2.2% over LIBOR.

As of June 30, 2017, the Partnership had entered into foreign exchange forward contracts, selling a total notional amount of $40.0 million against the NOK at an average exchange rate of NOK 8.31 per 1.00 U.S. Dollar. These foreign exchange forward contracts are economic hedges for certain vessel operating expenses and general expenses in NOK.

As of June 30, 2017, the Partnership had entered into various interest rate swap agreements for a total notional amount of $536.7 million to hedge against the interest rate risks of its variable rate borrowings. As of June 30, 2017, the Partnership receives interest based on three or six month LIBOR and pays a weighted average interest rate of 1.65% under its interest rate swap agreements, which have an average maturity of approximately 4.1 years. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impacted by changes in the market value of such financial instruments.

As of June 30, 2017, the Partnership’s net exposure to floating interest rate fluctuations on its outstanding debt was approximately $266.2 million based on total interest bearing debt outstanding of $912.0 million, less interest rate swaps of $536.7 million, less a 3.85% fixed rate export credit loan of $44.6 million and less cash and cash equivalents of $64.5 million. The Partnership’s outstanding interest bearing debt of $912.0 million as of June 30, 2017 is repayable as follows:

(U.S. Dollars in thousands)	Period repayment	Balloon repayment
Remainder of 2017	$33,331	$—
2018	66,303	86,677
2019	50,085	267,678
2020	39,153	—
2021	39,753	70,811
2022 and thereafter	85,507	172,712

Total	$314,132	$597,878

Acquisition of Lena Knutsen

On August 9, 2017, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, entered into a share purchase agreement to acquire KNOT 26, the company that owns the shuttle tanker, Lena Knutsen, from Knutsen NYK. The Partnership expects the Lena Acquisition to close by September 30, 2017, subject to customary closing conditions. The purchase price of the Lena Acquisition is $142.0 million, less approximately $133.8 million of outstanding indebtedness related to the Lena Knutsen plus approximately $24.1 million for a receivable owed by Knutsen NYK to KNOT 26 (the “KNOT 26 Receivable”) and approximately $1.0 million for certain capitalized fees related to the financing of the Lena Knutsen. On the closing of the Lena Acquisition, KNOT 26 will repay approximately $41.9 million of the indebtedness, leaving an aggregate of approximately $91.9 million of debt outstanding under the secured credit facility related to the vessel (the “Lena Facility”). The Lena Facility is repayable in quarterly installments with a final balloon payment of $69.8 million due at maturity in June 2022. The Lena Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.9%.

The purchase price will be settled in cash and will be subject to certain post-closing adjustments for currency fluctuations and accrued interest on the KNOT 26 Receivable, working capital, Norwegian tonnage entrance tax and interest rate swaps. On the closing of the Lena Acquisition, Knutsen NYK will repay the KNOT 26 Receivable.

The Lena Knutsen was delivered in June 2017 and is scheduled to operate in Brazil under a five-year time charter with a subsidiary of Royal Dutch Shell plc, which is expected to commence in September 2017. The charterer has options to extend the charter for two five-year periods.

The Board and the Conflicts Committee have approved the purchase price of the Lena Acquisition. The Conflicts Committee retained an outside financial advisor to assist with its evaluation of the Lena Acquisition.

The Partnership estimates that the Lena Acquisition will generate approximately $7.0 million of net income and approximately $15.8 million of EBITDA4 for the twelve months following the closing of the Lena Acquisition. However, the Partnership may not realize this level of estimated net income or EBITDA from the Lena Acquisition during such 12-month period.

Series A Convertible Preferred Units

On June 30, 2017, the Partnership (i) issued and sold in a second private placement 1,666,667 additional Series A Preferred Units at a price of $24.00 per unit and (ii) amended and restated its partnership agreement to make certain amendments to the terms of the Series A Preferred Units, including the 2,083,333 Series A Preferred Units issued on February 2, 2017. After deducting fees and expenses, the net proceeds from the second private placement were $38.8 million. The Partnership used $30.0 million of the net proceeds to repay the revolving credit facility which was drawn in connection with the Vigdis Knutsen acquisition.

Acquisition of Vigdis Knutsen

On June 1, 2017, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 25 (“KNOT 25”), the company that owns the shuttle tanker, the Vigdis Knutsen, from Knutsen NYK. The purchase price of the acquisition was $147.0 million, less approximately $137.7 million of outstanding indebtedness related to the Vigdis Knutsen plus approximately $17.9 million for a receivable owed by Knutsen NYK to KNOT 25 (the “KNOT 25 Receivable”) and approximately $0.9 million for certain capitalized fees related to the financing of the Vigdis Knutsen plus $3.7 million of post-closing adjustments for working capital and interest rate swaps. On the closing of the Vigdis Knutsen acquisition, KNOT 25 repaid approximately $42.9 million of the indebtedness, leaving an aggregate of approximately $94.8 million of debt outstanding under the secured credit facility related to the Vigdis Knutsen (the “Vigdis Facility”). On the closing of the acquisition, Knutsen NYK repaid the KNOT 25 Receivable. The purchase price was settled in cash.

KNOT 25 is the borrower under the Vigdis Facility, a senior secured loan facility secured by a vessel mortgage on the Vigdis Knutsen. The Vigdis Facility is guaranteed by the Partnership. The Vigdis Facility is repayable in quarterly installments with a final balloon payment of $70.8 million due at maturity in May 2022. The Vigdis Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.9%.

The Vigdis Knutsen was delivered in February 2017 and is operating in Brazil under a five-year time charter with a subsidiary of Royal Dutch Shell plc, which will expire in the second quarter of 2022. The charterer has options to extend the charter for two five-year periods.

The Partnership’s board of directors (the “Board”) and the conflicts committee of the Board approved the purchase price of the acquisition. The conflicts committee retained an outside financial advisor to assist with its evaluation of the acquisition and the purchase price offered by Knutsen NYK.

[4]	Please see Appendix A for guidance on the underlying assumptions used to derive KNOT 26’s estimated EBITDA and estimated net income, and a reconciliation of KNOT 26’s estimated EBITDA to estimated net income, the most directly comparable GAAP financial measure for the twelve months following the Lena Acquisition.

Outlook

The Partnership expects its earnings for the third quarter of 2017 to be higher than its earnings for the second quarter of 2017, due to a full quarter of earnings from the Vigdis Knutsen, as the vessel was included in the Partnership’s results of operations from June 1, 2017. These increased earnings will be slightly offset by approximately 7 days of unplanned offhire for repair of damage sustained by the Tordis Knutsen. There is no further expected offhire for the fleet during the third quarter of 2017.

As of June 30, 2017, the Partnership’s fleet of thirteen vessels had an average remaining fixed contract duration of 4.6 years. In addition, the charterers of the Partnership’s time charter vessels have options to extend their charters by an additional 4.1 years on average.

The Partnership expects to receive an option to acquire one additional vessel owned by Knutsen NYK pursuant to the terms of the omnibus agreement entered into in connection with the Partnership’s initial public offering (“IPO”). As of June 30, 2017, the remaining fixed contract duration for the vessel is 5.0 years and the charterer has options to extend the charter by 6.0 years.

On July 5, 2017, Knutsen NYK acquired from Chevron the Brazil Voyager, a DP2 Suezmax class shuttle tanker built in 2013. The vessel, which is located in Brazil, is not currently under contract. The vessel has been renamed Brasil Knutsen, and Knutsen NYK is seeking to secure a long-term time charter for it.

Pursuant to the omnibus agreement, the Partnership has the option to acquire from Knutsen NYK any offshore shuttle tankers that Knutsen NYK acquires or owns that are employed under charters for periods of five or more years.

There can be no assurance that the Partnership will acquire any additional vessels from Knutsen NYK.

The Board believes that demand for newbuild offshore shuttle tankers will continue to be driven over time based on the requirement to replace older tonnage in the North Sea and Brazil and further expansion into deep water offshore oil production areas such as in Pre-salt Brazil and the Barents Sea. The Board further believes that there will be and is significant growth in demand for new shuttle tankers as the availability of existing vessels has reduced and modern operational demands have increased. Consequently, there should be opportunities to further grow the Partnership.

About KNOT Offshore Partners LP

KNOT Offshore Partners owns operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. KNOT Offshore Partners owns and operates a fleet of thirteen offshore shuttle tankers with an average age of 4.5 years.

KNOT Offshore Partners is structured as a publicly traded master limited partnership. KNOT Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “KNOP.”

The Partnership plans to host a conference call on Thursday, August 10, 2017 at noon (Eastern Time) to discuss the results for the second quarter of 2017, and invites all unitholders and interested parties to listen to the live conference call by choosing from the following options:

•	By dialing 1-855-209-8259 or 1-412-542-4105, if outside North America.

•	By accessing the webcast, which will be available for the next seven days on the Partnership’s website: www.knotoffshorepartners.com.

August 9, 2017

KNOT Offshore Partners L.P.

Aberdeen, United Kingdom

Questions should be directed to:

John Costain (+44 7496 170 620)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended			Six Months Ended
(U.S. Dollars in thousands)	June 30, 2017	March 31, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Time charter and bareboat revenues (1)	$51,537	$43,747	$42,864	$95,284	$84,690
Loss of hire insurance recoveries	2,276	1,150	—	3,426	—
Other income (2)	593	95	199	687	399

Total revenues	54,406	44,992	43,063	99,397	85,089

Vessel operating expenses	9,427	10,282	7,975	19,709	15,622
Depreciation	17,372	15,753	13,913	33,125	27,805
General and administrative expenses	1,493	1,469	948	2,962	2,256

Total operating expenses	28,292	27,504	22,836	55,796	45,683

Operating income	26,114	17,488	20,227	43,601	39,406

Finance income (expense):
Interest income	44	36	—	80	3
Interest expense	(7,252)	(6,215)	(5,055)	(13,466)	(10,084)
Other finance expense	(328)	(302)	(334)	(630)	(601)
Realized and unrealized gain (loss) on derivative instruments (3)	(1,536)	519	(3,176)	(1,017)	(6,360)
Net gain (loss) on foreign currency transactions	(124)	(94)	(82)	(218)	(117)

Total finance expense	(9,196)	(6,056)	(8,646)	(15,251)	(17,159)

Income before income taxes	16,918	11,432	11,581	28,350	22,247
Income tax benefit (expense)	(3)	(3)	(3)	(6)	(6)

Net income	16,915	11,429	11,578	28,344	22,241

Weighted average units outstanding (in thousands of units):
Common units (4)	29,694	29,444	22,581	29,694	20,604
Subordinated units (4)	—	—	4,613	—	6,590
General Partner units	559	559	559	559	559

(1)	Time charter revenues for the second quarter of 2017, first quarter of 2017 and second quarter of 2016 include a non-cash item of approximately $0.8 million, $0.9 million and $1.0 million, respectively, in reversal of contract liability provision, income recognition of prepaid charter hire and accrued income for the Carmen Knutsen based on the average charter rate for the fixed period.

(2)	Other income is mainly related to guarantee income from Knutsen NYK. Pursuant to the omnibus agreement, Knutsen NYK agreed to guarantee the payments of the hire rate that is equal to or greater than the hire rate payable under the initial charters of the Bodil Knutsen and the Windsor Knutsen for a period of five years from the closing date of the IPO. In October 2015, the Windsor Knutsen commenced operating under a new Shell time charter. The hire rate for the new charter is below the initial charter hire rate and the difference between the new hire rate and the initial rate is paid by Knutsen NYK.

(3)	Realized gains (losses) on derivative instruments relate to amounts the Partnership actually received (paid) to settle derivative instruments, and the unrealized gains (losses) on derivative instruments related to changes in the fair value of such derivative instruments, as detailed in the table below:

(4)	On May 18, 2016, all subordinated units converted into common units on a one-for-one basis.

	Three Months Ended			Six Months Ended
(U.S. Dollars in thousands)	June 30, 2017	March 31, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Interest rate swap contracts	$(938)	$(669)	$(1,252)	$(1,607)	$(2,176)
Foreign exchange forward contracts	(97)	(69)	(316)	(166)	(316)

	(1,035)	(738)	(1,568)	(1,773)	(2,492)

Unrealized gain (loss):
Interest rate swap contracts	(1,334)	1,059	(1,518)	(275)	(5,866)
Foreign exchange forward contracts	833	198	(90)	1,031	1,998

	(501)	1,257	(1,608)	756	(3,868)

Total realized and unrealized gain (loss)	(1,536)	519	(3,176)	(1,017)	(6,360)

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(U.S. Dollars in thousands)	At June 30, 2017	At December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	$64,501	$27,664
Amounts due from related parties	767	150
Inventories	1,712	1,176
Derivative assets	262	—
Other current assets	5,481	2,089

Total current assets	72,723	31,079

Long-term assets:
Vessels, net of accumulated depreciation	1,519,270	1,256,889
Intangible assets, net	2,800	—
Derivative assets	4,500	3,154
Accrued income	1,453	1,153

Total assets	$1,600,746	$1,292,275

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	$2,595	$2,221
Accrued expenses	5,779	3,368
Current portion of long-term debt	65,018	58,984
Current portion of derivative liabilities	2,045	3,304
Income taxes payable	18	190
Current portion of contract liabilities	1,518	1,518
Prepaid charter and deferred revenue	7,578	7,218
Amount due to related parties	7,047	834

Total current liabilities	91,598	77,637

Long-term liabilities:
Long-term debt	840,882	657,662
Long-term debt from related parties	—	25,000
Derivative liabilities	793	285
Contract liabilities	7,480	8,239
Deferred tax liabilities	707	685
Other long-term liabilities	313	1,057

Total long-term liabilities	850,175	692,928

Total liabilities	941,773	770,565

Commitments and contingencies
Series A Convertible Preferred Units	88,451	—
Equity:
Partners’ capital:
Common unitholders	560,337	511,413
General partner interest	10,185	10,297

Total partners’ capital	570,522	521,710

Total liabilities and equity	$1,600,746	$1,292,275

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

	Partners’ Capital			Accumulated Other Comprehensive Income (Loss)	Total Partners’ Capital	Series A Convertible Preferred Units
(U.S. Dollars in thousands)	Common Units	Subordinated Units	General Partner Units
Consolidated balance at December 31, 2015	$411,317	$99,158	$10,295	$—	$520,770	$—
Net income	16,688	5,052	501	—	22,241	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(19,372)	(10,088)	(648)	—	(30,108)	—
Conversion of subordinated units to common units	94,123	(94,123)	—	—	—	—

Consolidated balance at June 30, 2016	$502,756	$—	$10,148	$—	$512,903	$—

Consolidated balance at December 31, 2016	$511,413	$—	$10,297	$—	$521,710	$—
Net income	26,198	—	493	—	26,691	1,653
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(32,153)	—	(605)	—	(32,758)	(645)
Net proceeds from issuance of common units	54,879	—	—	—	54,879	—
Net proceeds from sale of Convertible Preferred Units	—	—	—	—	—	87,443

Consolidated balance at June 30, 2017	$560,337	$—	$10,185	$—	$570,522	$88,451

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six Months ended June 30,
(U.S. Dollars in thousands)	2017	2016
OPERATING ACTIVITIES
Net income	$28,344	$22,241
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	33,125	27,805
Amortization of contract intangibles / liabilities	(632)	(759)
Amortization of deferred revenue	(743)	(886)
Amortization of deferred debt issuance cost	755	573
Drydocking expenditure	(3,800)	(2,595)
Income tax expense	6	6
Income taxes paid	(182)	(241)
Unrealized (gain) loss on derivative instruments	(757)	3,868
Unrealized (gain) loss on foreign currency transactions	(2)	63
Changes in operating assets and liabilities
Decrease (increase) in amounts due from related parties	38,590	33
Decrease (increase) in inventories	(216)	75
Decrease (increase) in other current assets	(1,914)	94
Decrease (increase) in accrued revenue	(300)	(706)
Increase (decrease) in trade accounts payable	71	(87)
Increase (decrease) in accrued expenses	826	(419)
Increase (decrease) prepaid revenue	360	3,776
Increase (decrease) in amounts due to related parties	4,490	(356)

Net cash provided by operating activities	98,021	52,485

INVESTING ACTIVITIES
Disposals (additions) to vessel and equipment	(180)	(521)
Acquisition of Tordis Knutsen (net of cash acquired)	(32,374)	—
Acquisition of Vigdis Knutsen (net of cash acquired)	(28,321)	—

Net cash used in investing activities	(60,875)	(521)

FINANCING ACTIVITIES
Proceeds from long-term debt	130,000	5,000
Repayment of long-term debt	(167,460)	(24,642)
Repayment of long-term debt from related parties	(70,663)	—
Payment on debt issuance cost	(1,140)	(144)
Cash distribution	(33,403)	(30,107)
Net proceeds from issuance of common units	54,879	—
Net proceeds from sale of Convertible Preferred Units	87,443	—

Net cash used in financing activities	(344)	(49,893)

Effect of exchange rate changes on cash	35	23
Net increase in cash and cash equivalents	36,837	2,094
Cash and cash equivalents at the beginning of the period	27,664	23,573

Cash and cash equivalents at the end of the period	$64,501	$25,667

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, distributions on the Series A Preferred Units, other non-cash items and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. The Partnership believes distributable cash flow is an important measure of operating performance used by management and investors in publicly-traded partnerships to compare cash generating performance of the Partnership from period to period and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to our unitholders. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of KNOT Offshore Partners’ performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(U.S. Dollars in thousands)	Three Months Ended June 30, 2017 (unaudited)	Three Months Ended March 31, 2017 (unaudited)
Net income	$16,915	$11,429
Add:
Depreciation	17,372	15,753
Other non-cash items; deferred costs amortization debt	407	348
Unrealized losses from interest rate derivatives and foreign exchange currency contracts	1,334	—
Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(9,990)	(9,120)
Distribution to Series A Preferred Units	(1,009)	(645)
Other non-cash items; deferred revenue	(650)	(726)
Other non-cash items; accrued income	(151)	(149)
Unrealized gains from interest rate derivatives and foreign exchange currency contracts	(833)	(1,258)
Distributable cash flow	$23,395	$15,632
Distributions declared	$16,379	$16,379
Distribution coverage ratio(1)	1.43	0.95

(1)	Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before interest, depreciation and taxes. Adjusted EBITDA refers to earnings before interest, depreciation, taxes, goodwill impairment charges and other financial items (including other finance expenses, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our lenders, to assess our financial and operating performance and our compliance with the financial covenants and restrictions contained in our financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes, goodwill impairment charges and depreciation, as applicable, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including EBITDA and Adjusted EBITDA as financial measures benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as alternatives to net income or any other indicator of Partnership performance calculated in accordance with GAAP.

The table below reconciles EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP measure.

(USD in thousands)	Three Months Ended June 30, 2017 (unaudited)	Three Months Ended March 31, 2017 (unaudited)
Net income	$16,915	$11,429
Interest income	(44)	(36)
Interest expense	7,252	6,215
Depreciation	17,372	15,753
Income tax expense	3	3
EBITDA	41,498	33,364
Other financial items (a)	1,988	(123)
Adjusted EBITDA	$43,486	$33,241

(a)	Other financial items consist of other finance expense, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions.

Estimated Net Income and Estimated EBITDA for KNOT 26 for the Twelve Months Following the Closing of the Acquisition

For KNOT 26, the entity that the Partnership intends to purchase in the Lena Acquisition, estimated net income and estimated EBITDA for the twelve months following the closing of the Lena Acquisition are based on the following assumptions:

•	timely receipt of charter hire specified in the time charter contract;

•	utilization of the Lena Knutsen for 363 days during such 12-month period and no drydocking of the vessel;

•	no realized or unrealized gains or losses on derivative instruments related to KNOT 26’s financing arrangements;

•	vessel operating costs according to current internal estimates; and

•	general and administrative expenses based on management’s current internal estimates.

We consider the above assumptions to be reasonable as of the date of this press release, but if these assumptions prove to be incorrect, actual net income and EBITDA for KNOT 26 could differ materially from our estimates. Neither our independent auditors nor any other independent accountants have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, such prospective financial information.

The table below reconciles for the twelve months following the closing of the Lena Acquisition, estimated EBITDA to estimated net income, the most directly comparable GAAP measure:

(USD in thousands)	KNOT 26
Net income	$7,000
Interest expense	3,000
Depreciation	5,800
Income tax expense	—

EBITDA	$15,800

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

•	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

•	Knutsen NYK’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•	forecasts of KNOT Offshore Partners’ ability to make or increase distributions on its common units and to make distributions on its Series A Preferred Units and the amount of any such distributions;

•	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions, including the acquisition of KNOT 25 and the intended acquisition of KNOT 26;

•	the estimated net income and estimated EBITDA relating to the intended acquisition of KNOT 26 for the twelve months following the closing of the Lena Acquisition;

•	KNOT Offshore Partners’ anticipated growth strategies;

•	the effects of a worldwide or regional economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	fluctuations in the price of oil;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of any interest rate swaps;

•	KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•	KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;

•	KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;

•	KNOT Offshore Partners’ continued ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more;

•	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;

•	timely purchases and deliveries of newbuilds;

•	future purchase prices of newbuilds and secondhand vessels;

•	any impairment of the value of KNOT Offshore Partners’ vessels;

•	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

•	availability of skilled labor, vessel crews and management;

•	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;

•	the anticipated taxation of KNOT Offshore Partners and distributions to KNOT Offshore Partners’ unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	KNOT Offshore Partners’ ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of KNOT Offshore Partners’ securities in the public market;

•	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the U.S Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2016.

All forward-looking statements included in this release are made only as of the date of this release on. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.